As filed with the Securities and Exchange Commission on January 28, 2008
Investment Company Act File No. 811-05620
Securities Act File No. 333-139605

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

☐	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-effective Amendment No.

☑	Post-Effective Amendment No. 2
and/or

☐	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☑	Amendment No. 13

THE ZWEIG TOTAL RETURN FUND, INC.
(Exact name of Registrant as specified in charter)
900 Third Avenue
New York, New York 10022
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code:
212-451-1100

George R. Aylward
President
The Zweig Total Return Fund, Inc.
900 Third Avenue
New York, New York 10022
(Name and Address of Agent for Service)
With Copies to:
Robert E. Smith, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022
Approximate date of proposed public offering:
From time to time after the effective date of the Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

It is proposed that this filing will become effective (check appropriate box):
     ☐ when declared effective pursuant to Section 8(c)
     ☑ immediately upon filing pursuant to paragraph (b)
     ☐ on (date) pursuant to paragraph (b)
     ☐ 60 days after filing pursuant to paragraph (a)
     ☐ on (date) pursuant to paragraph (a)
If appropriate, check the following box:
☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐	this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is - .

DEREGISTRATION OF SECURITIES
     This Post-Effective Amendment No. 2 to the registration statement on Form N-2 under the Securities Act of 1933 (File No. 333-139605) (the “Post-Effective Amendment No. 2,” such registration statement, as amended and supplemented, the “Registration Statement”) is being filed by The Zweig Total Return Fund, Inc. (the “Registrant”), a Maryland corporation, for the purpose of removing from registration the securities registered thereon which remain unsold at the termination of the offering. As reflected in Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 28, 2007, the Registration Statement registered the offering of 23,400,000 shares of the Registrant’s common stock, $0.001 par value (“Shares”).
     The Registration Statement was declared effective by the Commission on April 19, 2007. Using the definitive Prospectus and Statement of Additional Information dated April 23, 2007, the Registrant sold 20,730,142 Shares pursuant to its rights offering, which expired on May 18, 2007. No Shares have been offered, sold, or otherwise distributed pursuant to the Registration Statement subsequently.
     The Registrant hereby removes from registration the 2,669,858 Shares that remain unsold as of the date of filing hereof.
     By this reference, the Registrant incorporates into this Post-Effective Amendment No. 2 the Prospectus and Statement of Additional Information filed with the Commission under Pre-Effective Amendment No. 1.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment No. 2 to its Registration Statement under
Rule 486(b) of the Securities Act and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 28th day of January, 2008.

THE ZWEIG TOTAL RETURN FUND, INC.
By:	/s/ George R. Aylward
George R. Aylward
President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ George R. Aylward
George R. Aylward	Director, Chairman of the Board and President	January 28, 2008

/s/ Charles H. Brunie
Charles H. Brunie	Director	January 28, 2008

/s/ Wendy Luscombe
Wendy Luscombe	Director	January 28, 2008

/s/ Alden C. Olson
Alden C. Olson	Director	January 28, 2008

/s/ James B. Rogers, Jr.
James B. Rogers, Jr.	Director	January 28, 2008

/s/ R. Keith Walton
R. Keith Walton	Director	January 28, 2008